Exhibit 99.51

99.51 Form of Proxy for the 2014 Annual Meeting

cipher PHARMACEUTICALS INC

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 2, 2014

This Form of Proxy is solicited by and on behalf of Management of Cipher Pharmaceuticals Inc. (the "Corporation")

Notes to proxy

1. **Every holder has the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement hereof. If you wish to appoint a person or company other than the persons whose names are printed herein (who are directors or officers of the Corporation), please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the election of the Management nominees listed in Item 1; and FOR the re-appointment of PricewaterhouseCoopers LLP as auditor of the Corporation and authorizing the directors to fix the auditor's remuneration in Item 2.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. Please refer to the accompanying Management Information Circular dated March 31, 2014 with respect to the meeting for further information regarding completion of this proxy, revocation of the proxy and other information pertaining to the meeting.

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Proxies submitted must be received by 5:00 pm, Toronto Time, on April 30, 2014.

VOTE USING THE TELEPHONE, INTERNET, MAIL OR FAX 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this Proxy in the envelope provided.

To Vote by Fax

- Complete, sign and date the reverse hereof.
- Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is **NO CHARGE** for this call.
- Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail, Internet or Fax are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the other voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

19FE14068_011DOB

Appointment of Proxyholder

I/We, being shareholder(s) of Cipher Pharmaceuticals Inc. hereby appoint: Gerald P. McDole, or failing him, Norman Evans,

OR

Print the name of the person you are appointing if this person is someone other than the two Management nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for an on behalf of the shareholder in accordance with the following direction and all other matters that may properly come before the Annual Meeting of shareholders of Cipher Pharmaceuticals Inc. to be held at 333 Bay Street, Suite 3400, Toronto, Ontario on May 2, 2014 at 11:00 am (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Gerald P. McDole	☐	☐	02. Dr. John D. Mull	☐	☐	03. Stephen R. Wiseman	☐	☐
04. Dr. Stefan Aigner	☐	☐	05. Dr. William D. Claypool	☐	☐	06. Thomas G. Wellner	☐	☐

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	For	Withhold
2. Appointment of Auditors The re-appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation and authorization of the directors of the Corporation to fix the auditor's remuneration.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

W C M Q 049411 A R 1

19FE14068_011DPA